UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. December 15, 2015.- Sociedad Química y Minera de Chile S.A. (SQM or the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that the Directors of Sociedad Química y Minera de Chile S.A. (SQM or the Company) met today to receive and review a report presented by the U.S. law firm Shearman & Sterling LLP (the Report) for SQM's Ad-Hoc Committee, which was appointed by the Company's board in a meeting held February 26, 2015. The current members of this Committee are the directors Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

SQM previously informed the relevant authorities and markets that this Committee had been formed and that it had hired the professional services of Shearman & Sterling LLP to investigate and analyze the possible liability for SQM under the Foreign Corrupt Practices Act (FCPA), a United States of America law that applies to the Company as an issuer of securities in the U.S. market. The Chilean law firm Grupo Vial / Serrano Abogados and the international forensic services firm FTI Consulting, Inc. assisted Sherman & Sterling.

The investigation specifically analyzed:

a)	Whether the Company had made any payment defined as corrupt for FCPA purposes.
b)	Whether the Company had breached the accounting provisions of the FCPA.

The Company's Management was fully cooperative and transparent during the investigation. Among other procedures, investigators collected more than 3.5 million documents and selected approximately 930,000 for review. In addition, 24 individuals were interviewed, including members of the board prior to April 2015, as well as SQM's senior executives and other relevant employees. A forensic analysis of the Company's accounting since 2008 was also conducted. Interviews were also requested from Mr. Patricio Contesse G.—former CEO of SQM—and Mr. Patricio Contesse F.—former director of SQM, but they declined.

After close to nine months of investigation, Shearman & Sterling, assisted by Grupo Vial / Serrano Abogados and FTI Consulting, informed the Committee that for FCPA purposes: (a) payments were identified that had been authorized by SQM's former CEO, Mr. Patricio Contesse G., for which the Company did not find sufficient supporting documentation; (b) no evidence was identified that demonstrates that payments were made in order to induce a public official to act or refrain from acting in order to assist SQM obtain economic benefits; (c) regarding the cost center managed by SQM's former CEO, Mr. Patricio Contesse G., it was concluded that the Company's books did not accurately reflect transactions that have been questioned, notwithstanding the fact that, based on the amounts involved, these transactions were below the materiality threshold defined by the Company's external auditors determined in comparison to SQM's equity, revenues, expenses or earnings within the reported period; and (d) SQM's internal controls were not sufficient to supervise the expenses made by the cost center managed by SQM's former CEO and that the Company trusted Mr. P. Contesse G. to make a proper use of resources.

Throughout this process, SQM has taken and will continue to take the proper measures to strengthen its corporate governance and internal controls in order to correct the issues identified in the Report. The measures that have already been adopted include: (i) dismissing Mr. P. Contesse G. from his position as SQM's CEO; (ii) filing corrected tax returns with the Chilean Internal Revenue Service; (iii) creating SQM's Corporate Governance Committee, which is comprised of three of its directors; (iv) separating and strengthening the team and responsibilities of the Internal Audit and Compliance departments, both of which report to SQM's board of directors, while the latter also reports to the Company's CEO; (v) hiring KPMG, the auditing firm, to review SQM's payment process controls; (vi) improving the Company's payment process controls and approvals; and, (vii) reformulating SQM's Code of Ethics.

Lastly, after acknowledging receipt of the Report, the directors expressed that the Company will continue to cooperate with authorities and adopt the appropriate measures to improve its corporate governance and internal controls.

We are communicating the above as a material event and by virtue of articles 9 and 10, paragraph two of Law 18,045 and General Character Standard 30 from the Superintendency of Securities and Insurance.

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About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: December 15, 2015

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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